September 6, 2024

Neil Reithinger
President and Treasurer
RedHawk Acquisition I Corp.
14201 N. Hayden Road, Suite A-1
Scottsdale, AZ 85260

        Re: RedHawk Acquisition I Corp.
            Draft Registration Statement on Form S-1
            Filed August 9, 2024
            CIK No. 0002032260
Dear Neil Reithinger:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. You state that you are "conducting a 'Blank Check' offering subject to Rule 419 of
       Regulation C." At page 9 and elsewhere in the prospectus, you suggest that you are a
       "special purpose acquisition company" (a "SPAC"), and you cite the new related SPAC rules. For example, you state twice at page 11 that: "The 2024 SPAC Rules may materially adversely affect our business, including our ability to negotiate and complete, and the costs associated with, our initial business combination, and results of operations."
       Insofar as Item 1601 of Regulation S-K defines a SPAC as a company that has indicated
       "that its business plan is to [c]onduct a primary offering of securities that is not subject to"
       Rule 419, please revise to reconcile all such inconsistent disclosures.
2. You indicate at the bottom of (page 2) that the deposited funds will be returned to all investors if an acquisition is not consummated within 18 months of the effective date. At page 18, you suggest that the "maximum period" of the escrow is 18 months, and at page
 September 6, 2024
Page 2

       19 you state that funds "may be held in escrow for longer than a year." Immediately following each place in the prospectus where you reference the return of funds (within five business days) after the 18-month period that Securities Act Rule 419(b)(2)(iv)
       specifies, please revise to confirm that funds will be returned to all investors promptly following the earlier of the periods you specify elsewhere. Make clear that the maximum length of such period would be no longer than 360 days following the effective date if there has been an extension, notwithstanding any references to an 18-month period.
Summary Information
The Offering, page 6

3. Please revise the prospectus to state that if funds and securities are released to you from the escrow or trust account pursuant to Rule 419(e), the prospectus shall be supplemented to indicate the amount of funds and securities released and the date of release. Refer Rule
       419(e)(1)(ii)(A).
4. We note your statement that all accepted subscription agreements are irrevocable. Please clarify that any such irrevocability is subject to an investor's right of reconfirmation and, in the event applicable conditions are satisfied, the return of proceeds.
5. Please revise to reconcile the suggestion at page 6 that 10% of the proceeds would be released even if an acquisition is not consummated with the statement at page 9 and elsewhere that the 10% is released only with a deal of a certain size. Risk Factors, page 8
Conflicts may arise relating to the location of any merger/acquisition candidates, page 17

6. As you will have only 180 days to find a target business and given the potential conflicts you discuss here, disclose in necessary detail any current plans of your officers to form or participate in the operation of other blank check companies during the search period. If they have no such plans or current intentions, please revise the disclosure in the Directors,
       Executive Officers section at page 34 accordingly.
Use of Proceeds, page 20

7. We note from page two that if the Minimum Offering is not achieved within 180 days of the date of this Prospectus, all subscription funds will be returned to investors promptly without interest or deduction of fees. We also note the Minimum Offering is 4,500,000 shares which represents 75% of total offering of 6,000,000 shares, or Maximum. If so, please tell us the purpose of presenting 50% Maximum. In addition, for each category of percentage of total shares in this offering presented, please revise to include the number of shares, the nature and amounts of expenses, and describe the intended use of the net proceeds. Refer to Item 504 of Regulation S-K.
Dilution, page 21

8. We note that, upon the completion of the offering, the public shareholders will experience substantial dilution. Add a risk factor that highlights the difference in the amounts paid between your current shareholders and the new public shareholders. In particular, discuss
 September 6, 2024
Page 3


       the risk that management may be incentivized to pursue transactions that may not be financially advantageous to your public shareholders in order to avoid liquidation of the trust account.
Plan of Distribution, page 21

9. Reconcile the statement here (and at page 24) that your shares are held by one shareholder with the tabular disclosure of beneficial ownership at page 36. Also provide updated disclosure, such as at page 14, where you provide ownership information for your president as of March 2024.
Description of Securities
Series A Preferred Stock, page 25

10. Revise to clarify who has beneficial ownership of the Series A securities, including how voting and conversion rights are determined in these circumstances. Information with Respect to the Registrant
Description of Business, page 28

11. We note your disclosure here and on page 7 that you have elected not to opt out of the extended transition period as an emerging growth company. However, your disclosure on page F-7 states that you have irrevocably opted out of this extended transition period for complying with new or revised accounting standards. Please revise your disclosures throughout the filing to clarify and reconcile these statements. If you have elected to use the extended transition period, make clear in Note 1 that, as the result of your election, your financial statements may not be comparable to companies that comply with public company effective dates.
12. We note that you are an emerging growth company and a smaller reporting company.
       Please provide a risk factor to disclose that even if you no longer qualify as an emerging growth company, you may still be subject to reduced reporting requirements so long as you are a smaller reporting company.
Market Price, page 29

13. We note your disclosure regarding your status as a shell company as defined by Rule 405 of the Securities Act. Please revise your prospectus cover page and summary to disclose that you are a shell company. We also note your Rule 144 risk factor discussion, which does not take into account your status as a shell company. Please include a new risk factor discussing the material risks associated with your shell company status, including your inability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144, and the potential reduced liquidity or illiquidity of your securities.
Acquisition Opportunities, page 32

14. Please clarify whether you will advise shareholders of the basis used to determine whether an initial business combination is fair to shareholders. If so, please tell us the manner in which you will make this disclosure.
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Page 4

15. With a view towards revised disclosure, please explain how you will make the determination that the target business has a fair market value of at least 80% of the assets held in the trust account.
Directors, Executive Officers, Promoters and Control Persons, page 34

16. Your descriptions of the business experience of your two officers mention no apparent involvement with other blank check companies. Please revise to
       reconcile those descriptions with your statement that your "officers and directors will offer [your securities] on the same basis as any other blank check company in which they are involved and to the same group of intended shareholders."
17. We note your statement at page 16 that your "management anticipates devoting between
       10-20 hours per month to the business of the Company." It is unclear if that is an aggregate amount to be spent by the two officers / directors collectively and also whether that includes all time spent on the company's affairs, including administrative matters. Please revise this section to state more precisely how much time you anticipate that each officer will devote to your business and to its search for a target business.
General

18.    We note that the forum selection provision in your Bylaws filed as
Exhibit 3.2 identifies
       "the state and federal courts located in Maricopa County, Arizona" as the exclusive forum
       for certain litigation, including any    derivative action.    Please
disclose whether this
       provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or
       Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange
       Act.
19. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not they retain copies of the communications. September 6, 2024
Page 5

       Please contact Steve Lo at 202-551-3394 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact
Cheryl Brown at 202-551-3905 or Timothy S. Levenberg at 202-551-3707 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Brian Higley, Esq., of Business Legal Advisors